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PROSPECTUS

U.S.$500,000,000

Financement-Québec

5% Notes due 2012

Guaranteed Unconditionally as to Principal and Interest by

Québec
(Canada)

        The Notes bear interest at the rate of 5% per year. We will pay interest on the Notes in equal semi-annual installments in arrears on April 25 and October 25 of each year, commencing April 25, 2003. The Notes will mature on October 25, 2012. We may not redeem the Notes prior to maturity unless certain events occur involving Canadian taxation.

	Per Note	Total
Public offering price(1)	99.232%	U.S.$	496,160,000
Underwriting discount and commission	0.350%	U.S.$	1,750,000
Proceeds, before expenses, to Financement-Québec(1)	98.882%	U.S.$	494,410,000

(1)
Plus accrued interest from October 25, 2002 if settlement occurs after that date.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Delivery of the Notes, in book-entry form, will be made through The Depository Trust Company on or about October 25, 2002.

Merrill Lynch & Co.	Credit Suisse First Boston	Salomon Smith Barney
CIBC World Markets	JPMorgan	NBC International (USA) Inc.
RBC Capital Markets	Casgrain & Company	HSBC

The date of this prospectus is October 21, 2002.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	3
INCORPORATION BY REFERENCE	3
FORWARD-LOOKING STATEMENTS	3
PROSPECTUS SUMMARY	4
USE OF PROCEEDS	8
FINANCEMENT-QUÉBEC	8
QUÉBEC	13
GUARANTEE BY QUÉBEC	13
DESCRIPTION OF NOTES	14
TAX MATTERS	20
UNDERWRITING	24
DEBT RECORD	25
AUTHORIZED AGENT	25
VALIDITY OF THE NOTES	25

        You should rely only on the information contained in this document or to which Financement-Québec or Québec has referred you. Neither Financement-Québec nor Québec has authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS

        This prospectus contains information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus. Neither Financement-Québec nor Québec has authorized anyone else to provide you with different information. Financement-Québec is not offering to sell or soliciting offers to buy any securities other than the Notes offered under this prospectus, nor is Financement-Québec offering to sell or soliciting offers to buy the Notes in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

        In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On October 10, 2002, the noon spot exchange rate for U.S. dollars as reported by the Bank of Canada, expressed in Canadian dollars, was 1.5915.

        The fiscal years of Financement-Québec and Québec end March 31. "Fiscal 2003" and "2002-2003" refer to the fiscal year ending March 31, 2003, and, unless otherwise indicated, "2002" means the calendar year ending December 31, 2002. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

WHERE YOU CAN FIND MORE INFORMATION

        Neither Financement-Québec nor Québec is subject to the informational requirements of the Securities Exchange Act of 1934. Québec has voluntarily filed annual reports, amendments to annual reports and other information with the SEC. These reports include certain financial information about Québec, and may be accompanied by exhibits.

        You may read and copy any document Québec files with the SEC at the SEC's public reference rooms at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

        You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from Québec, Ministère des Finances, de l'Économie et de la Recherche, Direction de l'émission des emprunts, 12, rue Saint-Louis, Québec, Québec, Canada GIR 5L3.

INCORPORATION BY REFERENCE

        The SEC allows Québec to "incorporate by reference" the information it files with them, which means that Québec can disclose important information to you by referring to those documents. Québec incorporates by reference the documents listed below:

  •
  Québec's Annual Report on Form 18-K for the year ended March 31, 2002; and

  •
  All amendments to Québec's Annual Report for the year ended March 31, 2002, which was filed on Form 18-K/A prior to the date of this prospectus.

        You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to the following address:

      Ministère des Finances, de l'Économie et de la Recherche
      Direction de l'émission des emprunts
      12, rue Saint-Louis, Québec, Québec
      Canada GIR 5L3

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about Financement-Québec's and Québec's beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Financement-Québec and Québec undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Financement-Québec and Québec caution you that actual results may differ materially from those contained in any forward-looking statements.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the Notes. You should read the entire prospectus carefully.

FINANCEMENT-QUÉBEC

        Financement-Québec is a mandatary of Québec and its objective is to provide financial services to public organizations and to reduce their financing costs, in particular by granting loans. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by Québec. See "Financement-Québec".

THE OFFERING

Issuer	Financement-Québec.
Securities Offered	U.S.$500,000,000 aggregate principal amount of 5% Notes due 2012 ("Notes").
Guarantee
Payments of principal and interest and Additional Amounts (defined below in "Description of Notes—Payment of Additional Amounts"), if any, in respect of the Notes are unconditionally guaranteed by Québec.
Maturity Date	October 25, 2012.
Interest Payment Dates	We will pay you interest in two equal semi-annual installments in arrears on April 25 and October 25 of each year, commencing on April 25, 2003.
Interest Rate
5% per year. Whenever it is necessary to compute any amount of interest in respect of the Notes other than with respect to regular semi-annual payments, we will calculate such interest on the basis of a 360-day year of twelve 30-day months.
Redemption	We may not redeem the Notes prior to maturity, unless certain events occur involving Canadian taxation. See "Description of Notes—Maturity, Redemption and Purchases".
Form and Settlement
We will issue the Notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company ("DTC"). The Notes will be recorded in a Register held by Citibank, N.A., as Registrar. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in this prospectus, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Fiscal Agency Agreement. Notes will only be sold in denominations of U.S.$1,000 and integral multiples of U.S.$1,000. See "Description of Notes—Form, Denomination and Registration".
Withholding Tax	We will pay principal of and interest on the Notes without deduction for Canadian withholding taxes except in certain limited circumstances. See "Description of Notes—Payment of Additional Amounts".
Governing Law	The Notes will be governed by Québec law and Canadian law applicable in Québec.

QUÉBEC

        The information set forth below does not purport to be complete and is qualified in its entirety by the more detailed information contained in Québec's Annual Report on Form 18-K for the fiscal year ended March 31, 2002, and the other documents incorporated by reference in the prospectus. See "Where You Can Find More Information" and "Incorporation by Reference" in this prospectus.

Economy

	1997	1998	1999	2000	2001
	(dollar amounts in millions)
GDP at current market prices	$188,438	$196,734	$209,571	$224,334	$230,520
% change—GDP at market prices (1997 prices)(1)	3.5%	3.3%	5.4%	4.4%	1.1%
Personal income	$161,408	$167,416	$174,932	$187,086	$194,456
Capital expenditures	$30,677	$32,433	$33,877	$35,048	$35,419
International exports of goods	$52,635	$57,564	$62,063	$74,120	$70,819
Population at July 1 (in thousands)	7,303	7,324	7,351	7,382	7,418
Unemployment rate	11.4%	10.3%	9.3%	8.4%	8.7%
Consumer Price Index—% change	1.5%	1.4%	1.5%	2.4%	2.4%
Average exchange rate (U.S.$per C$)	0.72	0.67	0.67	0.67	0.65

Consolidated Financial Transactions(2)

	Fiscal year ending March 31,
	1999	2000	2001	Preliminary Results 2002	Revised Forecast 2003
	(dollar amounts in millions)
Own-Source Revenue	$38,649	$41,076	$42,895	$40,995	$43,250
Government of Canada Transfers	8,071	6,334	8,145	9,305	8,363

Total Budgetary Revenue	46,720	47,410	51,040	50,300	51,613
Operating Expenditure	(39,407)	(40,031)	(42,057)	(43,967)	(44,898)
Debt Service	(7,187)	(7,372)	(7,606)	(7,261)	(7,194)

Total Budgetary Expenditure	(46,594)	(47,403)	(49,663)	(51,228)	(52,092)

Reserve for health and social services, education, social solidarity and research(3)	—	—	(950)	—	—

Surplus (Deficit) after reserve	126	7	427	22	—
Non-Budgetary Transactions	397	703	(943)	(637)	(872)

Net Financial Requirements	$523	$710	$(516)	$(615)	$(872)

Funded Debt of Public Sector

	Outstanding as of March 31,
	1998	1999	2000	2001	Preliminary Results 2002
	(dollar amounts in millions)
Government Funded Debt
Borrowings—Government	$54,251	$59,711	$59,365	$62,901	$65,490
Borrowings—to finance Government Enterprises	4,120	4,772	5,367	4,981	5,174
Borrowings—to finance Municipal Bodies	2,649	2,674	2,904	2,732	2,918
Government Guaranteed Debt(4)	38,385	38,429	38,148	40,680	40,686
Municipal Sector Debt	13,802	13,954	13,892	13,464	13,113
Other Institutions	7,026	6,685	6,087	5,635	5,131

Public Sector Funded Debt(5)	$120,233	$126,225	$125,763	$130,393	$132,512

Per capita ($)	$16,464	$17,234	$17,111	$17,673	$17,880
As a percentage of(6)
GDP	63.8%	64.2%	60.0%	58.1%	57.5%
Personal Income	74.5%	75.4%	71.9%	69.7%	68.1%

(1)
Percentage change for Gross Domestic Product ("GDP") adjusted for inflation; referred to herein as "real GDP".

(2)
The data have been adjusted, for purposes of comparison, on the basis of the 2002-2003 budgetary and financial structure.

(3)
The Minister of Finance, Economy and Research announced in the 2002-2003 Budget the creation of a reserve of $950 million out of budgetary surpluses posted in 2001-2002. Over the coming years, this sum will be used for modernizing the health and social services and education networks for implementing new social solidarity and research initiatives.

(4)
Represents mainly debt of Hydro-Québec.

(5)
Canadian dollar equivalent on the dates indicated for loans in foreign currencies after currency swap agreements.

(6)
Percentages are based upon the prior calendar year's GDP and personal income.

Economic Developments in 2002

        The following table shows the changes in the main economic indicators for Canada and Québec for 2002 through the latest month reported over the comparable period in 2001.

Main Economic Indicators

		Percentage Changes for 2002 Through Latest Month Reported Over Comparable Period in 2001
	Latest Month Reported
		Canada	Québec
Retail trade(1)	July	6.1	5.9
Housing starts in urban centers(1)	Sept.	25.2	54.9
Value of manufacturers' shipments(1)	Aug.	-0.9	-1.6
Employment	Sept.	1.8	3.3
Consumer price index	Aug.	1.6	1.4
		Percentage of Labor Force
	Latest Month Reported
		Canada	Québec
Unemployment rate(1)	Sept.	7.7	8.7

(1)
Seasonally adjusted average of months available.

Source: Statistics Canada and Canada Mortgage and Housing Corporation.

USE OF PROCEEDS

        The net proceeds of the issue, being U.S.$494,410,000 (before deduction of expenses), will be added to the general funds of Financement-Québec and will be used for its general purposes.

FINANCEMENT-QUÉBEC

General

        Financement-Québec is a corporation whose share capital is wholly owned by Québec. Its objective is to provide financial services to public organizations and to reduce their financing costs, in particular by granting loans. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by the Government of Québec.

        Financement-Québec was created in 1999 to assume some of the functions previously performed by the Financing Fund of Québec. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names. These entities included educational and health and social services organizations and municipalities.

        Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec's financial statements. Certain government entities and special funds continue to obtain financing from the Financing Fund. The loans to organizations not consolidated in Québec's financial statements were transferred to Financement-Québec.

        The address of Financement-Québec is 12, rue Saint-Louis, Québec, Québec, Canada G1R 5L3.

Relationship with Québec

        Financement-Québec was created pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01). It is the responsibility of the Minister of Finance, Economy and Research (the "Minister"). Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent. Financement-Québec's share capital is wholly owned by Québec. The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec's obligations may be levied against its property.

        Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name. Financement-Québec issues debt securities that are guaranteed by Québec.

        Financement-Québec is administered by a board of nine directors appointed by the Minister: five directors from the Ministry of Finance, Economy and Research; two representing each of the Ministry of Education, Health and Social Services and the Ministry of Municipal Affairs and Greater Montréal; and one outside director.

        Financement-Québec operates with the support and management expertise of the Ministry of Finance, Economy and Research. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister. The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government of Québec and, once approved, are binding on Financement-Québec.

        The Government of Québec must approve borrowings.

        Financement-Québec's books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and financial statements, are submitted to the Minister.

Operations of Financement-Québec

        Financement-Québec grants loans and provides technical services to its client public entities. Technical services may include financial analysis and management and investment of the organization's funds. To date, Financement-Québec's activities primarily consist of holding loans.

        Loans made to public entities are to fund capital expenditures. Such capital expenditures must have been approved by the Government of Québec.

        Loans are made to the borrowing entities with terms matched to the underlying liabilities of Financement-Québec. In addition, Financement-Québec charges a fee for its services at the time of issuance of the loan.

        Sources of revenue to repay these loans come from transfers received by the public entity from Québec.

        Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities and to health and social services entities, including hospitals, local community service centers and institutions for seniors. As of March 31, 2002, the total amount of outstanding loans was $6.6 billion. The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 45%; colleges, 12%; universities, 10%; and health and social services, 33%.

        The operating plan for fiscal year 2003, as presented by Financement-Québec to the Minister, forecasts loans of $800 million to be granted to school boards, $300 million to colleges, $300 million to universities and $967 million to hospitals and other health and social services entities.

Sources of Funds

        Fiscal 2000 was a transition year for the Financing Fund and Financement-Québec. As of March 31, 2000, an amount of $3,706 million recorded as advances from Québec is made up of $502 million advanced to Financement-Québec by the Consolidated Revenue Fund and an amount of $3,204 million formerly advanced to the Financing Fund by the Consolidated Revenue Fund for making loans to establishments now served by Financement-Québec. These borrowings were transferred to Financement-Québec during Fiscal 2000.

        As of March 31, 2002, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $2,783 million and unfunded debt for borrowings of Financement-Québec guaranteed by Québec amounted to $397 million. At the same date, advances from Québec to Financement-Québec amounted to $3,301 million.

Management

        Financement-Québec has a contract with the Ministry of Finance, Economy and Research under which employees of the Ministry of Finance, Economy and Research perform the operations of Financement-Québec.

        As noted above, the board of directors is appointed by the Minister and a Chief Executive Officer of Financement-Québec is designated by the Minister. One position of the board of directors is vacant. The current composition of the board of directors of Financement-Québec is set forth below.

Name	Position with the Issuer	Position outside the Issuer
Bernard Turgeon	Chief Executive Officer and Chairman of the Board	Assistant Deputy Minister Financing, Debt management and financial operations, Ministère des Finances, de l'Économie et de la Recherche 12, rue Saint-Louis, 2[e] étage Québec (Québec) G1R 5L3
Daniel Doyon	Vice Chairman of the Board and Executive Vice President	Principal Director—Financing, Ministère des Finances, de l'Économie et de la Recherche 12, rue Saint-Louis, 2[e] étage Québec (Québec) G1R 5L3
Nathalie Parenteau	Vice President—Finance and Secretary	Director—Financing Fund—Ministère des Finances, de l'Économie et de la Recherche 12, rue Saint-Louis, 3[e] étage Québec (Québec) G1R 5L3
Andrée Corriveau	Director	Chairman and Chief Executive Officer, Centre Financier International de Montréal Cours Le Royer 404, rue Saint-Dizier Montréal (Québec) H2Y 3T3
Michel Beaudet	Director	Director—Treasury Operations, Ministère des Finances, de l'Économie et de la Rechereche 12, rue Saint-Loius, 2[e] étage Québec (Québec) G1R 5L3
Roger Paquet	Director	Associate Deputy Minister, Ministère de la Santé et des Services sociaux 1005, chemin Sainte-Foy, 7[e]étage Québec (Québec) G1S 4N4
Jean Monfet	Director	Director—Municipal Financing Service, Ministère des Affaires municipales et de la Métropole 10, rue Pierre- Olivier-Chauveau, 1erétage Québec (Québec) G1R 4J3
Michèle Lapointe	Director	Director of Administration—Education, Ministère de l'Éducation 1035, rue de la Chevrotière, 27[e] étage Québec (Québec) G1R 5A5

Source: Financement-Québec.

Financial Statements

        The financial statements of Financement-Québec for the fiscal years 2000, 2001 and 2002 are set forth below.

Income Statement

	Audited Results 1999-2000 (1)(2)	Audited Results 2000-2001 (2)	Audited Results 2001-2002 (2)	Forecast 2002-2003
	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$118,680	$307,907	$376,083	$426,434
Interest on advances from Québec and on borrowings	(116,035)	(305,572)	(375,672)	(422,398)

Sub Total(3)	2,645	2,335	411	4,036
Net Income From Management And Issuance Fees(4)	1,212	4,241	8,345	2,112

Total Income	$3,857	$6,576	$8,756	$6,148

Administration And Operating Expenses
Service agreement with the Ministère des Finances, de l'Économie et de la Recherche	$(256)	$(553)	$(612)	$(646)
Wages, salaries and allowances	(5)	(286)	(186)	(191)
Professional, administrative and other services	(30)	(58)	(80)	(83)

Total Expenditures	(291)	(897)	(878)	(920)

Net Earnings	$3,566	$5,679	$7,878	$5,228

Statement of Retained Earnings

	(dollar amounts in thousands)
Beginning Balance	$0	$3,566	$9,245	$17,123
Net income	3,566	5,679	7,878	5,228

Ending Balance	$3,566	$9,245	$17,123	$22,351

Source: Financement-Québec.

(1)
The 1999-2000 fiscal year began on October 1, 1999, and ended on March 31, 2000.

(2)
Accounts audited by the Auditor General.

(3)
Net interest income declined in Fiscal 2002 to $411,000, from $2.3 million in Fiscal 2001, due to a mismatch of asset and liability maturities. In Fiscal 2003, based on a forecast presented by Financement-Québec to the Minister for 2002-2003 that assumes long-term (7-year) interest rates of 5.94% and short-term (3 month) interest rates of 2.85% and efforts to reduce the maturities of its liabilities, Financement-Québec expects net interest income to increase to $2.6 million.

(4)
Net income from management and issuance fees in Fiscal 2002 almost doubled to $8.3 million compared to $4.2 million in Fiscal 2001 because Financement-Québec used primarily internally generated funds for its lending, decreasing management and issuance fees paid. In Fiscal 2003, based on the forecast described in footnote (3) above, Financement-Québec expects net income from management and issuance fees to decline to $2.1 million, as its mix of available funds becomes less reliant on internally generated funds and the expense of underwriting fees and commissions increases with external borrowings.

Balance Sheet

	Audited Results 1999-2000 (1)(2)	Audited Results 2000-2001 (2)	Audited Results 2001-2002 (2)	Forecast 2002-2003
	(dollar amounts in thousands)
Assets
Loans	$3,773,243	$5,051,570	$6,553,958	$7,780,587
Other assets	74,998	219,501	134,484	147,165

Total Assets	$3,848,241	$5,271,071	$6,688,442	$7,927,752

Liabilities
Advances from Québec	$3,706,365	$3,405,186	$3,300,826	$2,311,342
Borrowings	0	1,687,400	3,179,726	5,399,447
Other liabilities	128,310	159,240	180,767	184,612
Equity	13,566	19,245	27,123	32,351

Total Liabilities and Equity	$3,848,241	$5,271,071	$6,688,442	$7,927,752

Retained Earnings	$3,566	$9,245	$17,123	$22,351

Source: Financement-Québec.

(1)
The 1999-2000 fiscal year began on October 1, 1999, and ended on March 31, 2000.

(2)
Accounts audited by the Auditor General.

QUÉBEC

        The information set forth below does not purport to be complete and is qualified in its entirety by the more detailed information contained in Québec's Annual Report on Form 18-K for the fiscal year ended March 31, 2002, and the other documents incorporated by reference in the prospectus. See "Where You Can Find More Information" and "Incorporation by Reference" in this prospectus.

        Québec is the largest by area of the ten provinces in Canada (1,541,000 square kilometers or 594,860 square miles, representing 15.4% of the geographical area of Canada) and the second largest by population (7.4 million, representing 23.8% of the population of Canada, as of April 2002).

        Québec has a modern, developed economy, in which the service sector contributed 70.2%, the manufacturing industry 22.2%, the construction industry 5.1% and the primary sector 2.5% of real GDP at basic prices in 2001. The leading manufacturing industries in Québec include transportation equipment (including aircraft and motor vehicles and associated parts), food products, paper products, primary metals (including aluminum smelting and copper refining industries), chemical products (notably pharmaceuticals) and computer and electronic products. Québec also has significant hydroelectric resources, generating approximately one-third of the electricity produced in Canada.

        Montréal and Ville de Québec, the capital of Québec, are the centers of economic activity. Montréal is one of the main industrial, commercial and financial centers of North America and is Canada's second largest urban area as measured by population. Montréal is also Canada's largest port, situated on the St. Lawrence River, which provides access to both the Atlantic Ocean and the inland navigation system of the Great Lakes.

        French is the official language of Québec and is spoken by approximately 94% of its population.

GUARANTEE BY QUÉBEC

        The Notes will be unconditionally guaranteed as to principal and interest and Additional Amounts, if any, when the same shall become due and payable, whether at maturity or otherwise, by Québec. The guarantee of Québec will be authorized by the Government of Québec by an Order in Council and will be placed on each Note. The guarantee of Québec will be a direct, unconditional and unsecured obligation and will rank equally in right of payment with all other unsecured obligations for borrowed money of Québec outstanding at the date hereof or in the future.

DESCRIPTION OF NOTES

        The information contained in this section summarizes some of the terms of the Notes. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the Notes. Therefore, you should read the Fiscal Agency Agreement and the form of Note in making your investment decision. Financement-Québec and Québec will file copies of these documents with the Securities and Exchange Commission and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

        Notes in the aggregate principal amount of U.S.$500,000,000 will be issued subject to a fiscal agency agreement to be dated as of October 25, 2002 (the "Fiscal Agency Agreement") between Financement-Québec and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent (in all such capacities, the "Registrar"). Such terms and conditions will be available to beneficial owners of Notes from Financement-Québec or the Registrar upon request. Holders of Notes will be bound by, and deemed to have notice of, the provisions contained in the Fiscal Agency Agreement. References to principal and interest in respect of the Notes shall be deemed also to refer to any Additional Amounts which may be payable as described below. See "Payment of Additional Amounts".

Status of the Notes

        The Notes will be direct and unconditional obligations of Financement-Québec. The Notes will rank equally among themselves and with all notes, debentures or other similar securities issued by Financement-Québec and outstanding at the date hereof or in the future.

        Québec will unconditionally guarantee the due and punctual payment of the principal of, and interest on, the Notes, and Additional Amounts, if any, upon default in payment by Financement-Québec, when and as the same shall respectively become due and payable, whether at maturity, by acceleration or otherwise. The Guarantee will be a direct, unconditional and unsecured obligation of Québec and will rank equally in right of payment with all other unsecured obligations for borrowed money of Québec outstanding at the date hereof or in the future.

Form, Denomination and Registration

        The Notes will be issued in the form of one or more fully registered global notes (the "Global Notes") registered in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"), and held by Citibank, N.A., New York, as custodian for DTC. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of DTC (including Euroclear System and Clearstream Banking, société anonyme). DTC will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Notes. Beneficial owners of Notes will not, except in limited circumstances described herein, be entitled to receive Notes represented by physical certificates or to have Notes registered in their names, and will not be considered holders thereof under the Fiscal Agency Agreement. See "Physical Certificates". Subject to applicable law and the terms of the Fiscal Agency Agreement, Financement-Québec, Québec and the Registrar shall deem and treat registered holders of the Notes as the absolute owners thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to, or on the order of, the registered holders shall be valid and shall discharge the liability of Financement-Québec, Québec and the Registrar on the Notes to the extent of the sum or sums so paid.

        The Notes will only be sold in denominations of U.S.$1,000 or integral multiples thereof.

        The Registrar will be responsible for (i) maintaining a record of the aggregate holdings of Notes; (ii) ensuring that payments of principal and interest in respect of the Notes received by the Registrar from Financement-Québec are duly paid to the registered holders of the Notes; and (iii) transmitting to

Financement-Québec any notices from registered holders of Notes. The Registrar will not impose any fees in respect of the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, beneficial owners of Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Notes are held with DTC.

        Transfers of ownership or other interests in Notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. In addition, beneficial owners of Notes in DTC will receive all distributions of principal and interest on the Notes through such DTC participants to the extent received by DTC. Distributions in the United States will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See "Tax Matters—United States Taxation".

        Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because beneficial owners holding through DTC will hold interests in the Notes through DTC participants or indirect DTC participants, the ability of such beneficial owners to pledge Notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to such Notes, may be limited.

        DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of certificates. DTC participants include certain of the underwriters, securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations. Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly.

Interest

        The Notes will bear interest from October 25, 2002 at a rate of 5% per annum, payable in two equal semi-annual installments, in arrears on April 25 and October 25. Interest on the Notes will cease to accrue on the date fixed for redemption or repayment unless, upon due presentation of the Notes, payment of principal is improperly withheld or refused.

        Whenever it is necessary to compute any amount of interest in respect of the Notes, other than with respect to regular semi-annual payments, such interest shall be calculated on the basis of a 360-day year of twelve 30-day months. The rate of interest specified in the Notes is a nominal rate and all interest payments and computations are to be made without allowances or deductions for deemed reinvestment.

Payments

        Principal of, and interest and Additional Amounts, if any, on, the Notes are payable by Financement-Québec in U.S. dollars to the person registered at the close of business on the relevant record date in the register held by the Registrar. The Registrar will act as Financement-Québec's principal paying agent for the Notes pursuant to the Fiscal Agency Agreement. Financement-Québec may appoint any additional paying agents for the Notes pursuant to the Fiscal Agency Agreement or terminate the appointment of any paying agents, and such appointment or termination of appointment will be published in accordance with "Notices" below.

        If any date for payment in respect of any Note is not a Business Day in the applicable place of payment, the holder thereof shall not be entitled to payment until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment. In this paragraph, "Business Day" means a day on which banking institutions in The City of New York and in any other applicable place of payment are not authorized or obligated by law or executive order to be closed.

Record Date

        The record date for purposes of payments of principal and interest and Additional Amounts, if any, on the Notes will be as of the close of business of the New York City office of the Registrar on the fourteenth calendar day preceding the maturity date or any interest payment date, as applicable. Ownership positions within each clearing system will be determined in accordance with the normal conventions observed by such system.

Payment of Additional Amounts

        The principal of, and interest on, the Notes will be paid to any holder, who as to Canada or any province, political subdivision or taxing authority therein or thereof, is a non-resident, without deduction for or on account of any present taxes or duties of whatsoever nature, imposed or levied by or within Canada, or any province, political subdivision or taxing authority therein or thereof. If as a result of any change in, or amendment to, or in the official application of, the laws of Canada or the regulations of any taxing authority therein or thereof or any change in, or in the official application of, or execution of, or amendment to, any treaty or treaties affecting taxation to which Canada is a party, Financement-Québec or Québec shall be required to withhold any taxes or duties from any payments due respectively under the Notes or the Guarantee, Financement-Québec or Québec will pay such additional amounts (the "Additional Amounts") as may be necessary in order that every net payment of the principal of, and interest on, the Notes to any such holder will be not less than the amount provided for in the Notes. Financement-Québec or Québec shall not, however, be obliged to pay such Additional Amounts on account of any such taxes or duties to which any holder is subject otherwise than by reason of his ownership of Notes or the receipt of income therefrom or which become payable as a result of any Note being presented for payment on a date more than 30 days after the date on which the same becomes due and payable, or the date on which payment thereof is duly provided for, whichever is later.

        In addition, neither Financement-Québec nor Québec shall be obligated to pay any Additional Amounts where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive or presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another paying agent in a Member State of the European Union.

Maturity, Redemption and Purchases

        Unless previously redeemed for tax reasons as provided below, or purchased, the principal amount of the Notes shall be due and payable on October 25, 2012.

        If as a result of any change in, or amendment to, or in the official application of, the laws of Canada or the regulations of any taxing authority therein or thereof (other than Québec) or any change in, or in the official application of, or execution of, or amendment to, any treaty or treaties affecting taxation to which Canada is a party, which change or amendment shall have become effective after the date of this prospectus, it is determined by Financement-Québec or Québec that it would be required at, or at any time prior to, maturity of the Notes to pay Additional Amounts as described under

"Payment of Additional Amounts", the Notes may be redeemed in whole but not in part at the option of Financement-Québec on not less than 30 days nor more than 45 days' published notice in accordance with "Notices" below, at the principal amount thereof together with accrued interest.

        Financement-Québec may, if not in default under the Notes, purchase Notes at any time, in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of Notes alike.

Physical Certificates

        No beneficial owner of Notes will be entitled to receive physical delivery of Notes in definitive form except in the limited circumstances described below. If (i) DTC notifies Financement-Québec that it is unwilling or unable to continue as depositary in connection with the Global Notes or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be and a successor depositary is not appointed by Financement-Québec within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, or (ii) in limited circumstances following an event of default, then Financement-Québec will issue or cause to be issued Notes represented by fully registered physical certificates upon registration of, transfer of, or in exchange for, the Global Notes. Financement-Québec may also at any time and in its sole discretion determine not to have any of the Notes represented by the Global Notes and, in such event, will issue or cause to be issued Notes represented by such physical certificates upon registration of, transfer of, or in exchange for, the Global Notes. A publication will be made in accordance with "Notices" below describing how payments on fully registered physical certificates will be made.

Modification

        The Fiscal Agency Agreement and the Notes may be amended by Financement-Québec, Québec and the Registrar without notice to, or the consent of, the holder of any Note, for the purpose of (i) curing any ambiguity; (ii) curing, correcting or supplementing any defective provisions contained therein; (iii) effecting the issue of further notes as described below under "Further Issues"; or (iv) in any other manner which Financement-Québec, Québec and the Registrar, acting on the advice of counsel may deem necessary or desirable and which will not be inconsistent with the Notes and which, in the reasonable opinion of Financement-Québec, Québec and the Registrar, will not adversely affect the interests of the holders of Notes.

        The Fiscal Agency Agreement will contain provisions for convening meetings of registered holders of Notes to modify or amend by Extraordinary Resolution (as defined below) the Fiscal Agency Agreement (except as provided in the immediately preceding paragraph) and the Notes (including the terms and conditions thereof) or waive future compliance therewith or past default thereon by Financement-Québec. An Extraordinary Resolution duly passed at any such meeting shall be binding on all holders of Notes, whether present or not; provided, however, that no such modification or amendment to the Fiscal Agency Agreement or to the terms and conditions of the Notes may, without the consent of the holder of each such Note affected thereby:

  •
  change the stated maturity or interest payment date of any such Note;

  •
  reduce the principal amount of or rate of interest on any such Note;

  •
  change the obligation to pay Additional Amounts, if any, in respect of such Note;

  •
  change the currency of payment of any such Note;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to such Note or the Guarantee;

  •
  reduce the percentage of the holders of Notes necessary to modify or amend the Fiscal Agency Agreement or the terms and conditions of the Notes or reduce the percentage of votes required for the taking of action or the quorum required at any meeting of holders of Notes; or

  •
  reduce the percentage of outstanding Notes necessary to waive any future compliance or past default.

        The term "Extraordinary Resolution" will be defined in the Fiscal Agency Agreement as a resolution passed at a meeting of holders of Notes by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of Notes represented at the meeting in person or by proxy or as an instrument in writing signed by the holders of not less than 66 2/3% in principal amount of the outstanding Notes. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing at least a majority in principal amount of the Notes at the time outstanding, or at any adjourned meeting called by Financement-Québec or the Registrar, two or more persons being or representing holders of Notes whatever the principal amount of the Notes so held or represented.

Governing Law

        Except the matters relating to the capacity to enter into the Fiscal Agency Agreement and the authorization and execution thereof by Financement-Québec and Québec which shall be governed by the laws of Québec and except as otherwise provided by applicable mandatory provisions of the law, the Fiscal Agency Agreement will be governed by, and construed in accordance with, the laws of the State of New York without reference to choice of law doctrine.

        The Notes shall be construed in accordance with and governed by the laws of Québec and the laws of Canada applicable therein.

        Each of Financement-Québec and Québec will irrevocably consent to the fullest extent permitted by law to the giving of any relief (including, without limitation, the making, enforcement or execution against any property of any order or judgment) made or given in connection with any proceedings arising out of, or in connection with, the Fiscal Agency Agreement, the Notes and the Guarantee.

Events of Default

        In the event that,

  •
  Financement-Québec shall default in the payment of the principal amount of, interest or Additional Amounts, if any, on the Notes, as the same shall become due and payable, and such default shall continue for a period of 45 days,

  •
  default shall be made in the due performance or observance by Financement-Québec of any covenant or agreement contained in the Notes, other than the payment of principal, interest or Additional Amounts, or the Fiscal Agency Agreement, and such default shall continue for a period of 60 days, or

  •
  Financement-Québec or Québec shall default in the payment of any principal of, interest or Additional Amounts, if any, on any indebtedness (direct or under a guarantee) for borrowed money, other than the Notes, as the same shall become due and payable, and such default shall continue for a period of 45 days, provided that the foregoing shall not be taken into account so long as the aggregate principal amount of all such indebtedness (direct or under a guarantee) for borrowed money with respect to which the foregoing has occurred does not exceed U.S.$50,000,000 (or its equivalent in other currencies), then at any time thereafter and during continuance of such default, the registered holder of any Note (or its proxy) may deliver or cause to be delivered to Financement-Québec at Ministère des Finances, de l'Économie et de la Recherche, c/o Direction de l'émission des emprunts, 12, rue Saint-Louis, Québec, Québec, Canada G1R 5L3, a written notice that such registered holder elects to declare the principal amount of the Notes held by him (the serial number or numbers of the Notes which represent such Notes and the principal amount of the Notes owned by him and the subject of such declaration being set forth in such notice) to be due and payable and, in the cases falling within either the first or last point above, on the fifteenth day after delivery of such notice, or, in the cases falling within the second point above, on the thirtieth day after delivery of such notice, the principal of the Notes referred to in such notice plus accrued interest thereon shall become due and payable, unless prior to that time all such defaults theretofore existing shall have been cured.

Notices

        All notices to the holders of Notes will be given in writing mailed, first-class postage prepaid, to each holder of Notes at such holder's address as it appears in the register held by the Registrar. Any such notice shall be deemed to have been given on the date of such mailing.

        However, when Physical Notes are outstanding, all notices to the holders of Notes will be published in English in New York, New York in The Wall Street Journal and in Toronto, Ontario, in The Globe & Mail and in French in Montréal, Québec, in La Presse. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper or, if in Québec, a French language newspaper, with general circulation in the respective market regions as Financement-Québec, with the approval of the Registrar, shall determine. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

Further Issues

        Financement-Québec shall be at liberty from time to time without the consent of the holders of the Notes to create and issue further notes ranking equally in all respects (or in all respects save for the first payment of interest thereon), and such further notes shall be consolidated and form a single series with the outstanding Notes. Any further notes forming a single series with the outstanding Notes shall be issued with the benefit of, and subject to, an agreement supplemental to the Fiscal Agency Agreement.

Prescription

        Under current Québec law, each Note will become void unless presented for payment within three years of the due date for payment.

TAX MATTERS

        This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular holder and no representation with respect to the consequences to any particular holder is made. Therefore, you should consult your own tax advisors for advice regarding your individual circumstances.

Canadian Federal Income Taxation

        In the respective opinions of Desjardins Ducharme Stein Monast, Canadian counsel for Financement-Québec, and Ogilvy Renault, Canadian counsel for the underwriters, the following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invest, as initial purchaser, in the Notes and, for purposes of the Income Tax Act (Canada) (the "Act"), you hold them as capital property. This summary is based on the relevant provisions of the Act and the Regulations thereunder and counsel's understanding of the administrative practices of the Canada Customs and Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this prospectus are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

Canadian Residents

        The following discussion is applicable to a holder who, for purposes of the Act, is a resident of Canada and is not a financial institution as defined in Section 142.2 of the Act.

        Interest Payments. A holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to it on a Note to the end of the year or became receivable or was received by it before the end of the year, to the extent that it was not included in computing its income for a preceding year.

        A holder (other than a holder referred to in the previous paragraph) will be required to include in computing its income for a taxation year all interest on a Note that is received or receivable by the holder in a year (depending upon the method regularly followed by the holder in computing profit) to the extent that such interest was not included in computing its income for a preceding year. Notwithstanding the preceding rule, a holder (other than a holder referred to in the previous paragraph) who, in a taxation year, holds an interest in a Note on any anniversary day of its issue (as defined in the Act), shall include the interest that accrued to the holder to the end of that day with respect to the Note to the extent that such interest was not otherwise included in computing its income for the year or a preceding year.

        Dispositions.    On a disposition or deemed disposition of a Note, including a redemption or purchase by Financement-Québec or a repayment by Financement-Québec upon maturity, a holder will generally be required to include in computing its income for the taxation year in which the disposition occurred all interest on the Note that has accrued to the holder from the last interest payment date to the extent that such interest has not otherwise been included in its income for the year or a preceding year.

        In general, a disposition or deemed disposition of a Note will give rise to a capital gain (capital loss) equal to the amount by which the proceeds of disposition net of accrued interest and any costs of disposition exceed (are exceeded by) the adjusted cost basis of the Note to the holder. The amount of any capital loss otherwise determined may be limited in certain circumstances. Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the holder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the rules contained in the Act). Capital gains realized by an individual will be relevant in computing possible liability under the alternative minimum tax.

        Eligibility for Investment/Foreign Property.    The Notes are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (except a deferred profit-sharing plan of Financement-Québec or of an employer not dealing at arm's length with Financement-Québec). The Notes do not constitute "foreign property" for purposes of the Act.

Non-Residents

        The following commentary is generally applicable to a holder that, for purposes of the Act, is not and is not deemed to be a resident of Canada during any taxation year in which it owned the Notes and that does not use or hold, and is not deemed to use or hold, the Notes in the course of carrying on a business in Canada and in the case of a person who carries on an insurance business in Canada and elsewhere, establishes that the Notes are not a "designated insurance property" and are not effectively connected with such insurance business carried on in Canada (a "Non-Resident Holder").

        Interest Payments. A Non-Resident Holder will not be subject to tax (including withholding tax) under the Act on interest on the Notes.

        Dispositions.    Gains realized on the disposition or deemed disposition of a Note by a Non-Resident Holder will not be subject to tax under the Act.

United States Taxation

        This section describes the material United States federal income tax consequences to United States holders, as described below, of owning the Notes we are offering. It is the opinion of Sullivan & Cromwell, special tax counsel to Financement-Québec. It applies to you only if you acquire Notes in the offering at the offering price and you hold your Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

  •
  a bank,

  •
  a life insurance company,

  •
  a tax-exempt organization,

  •
  a person that owns Notes that are a hedge or that are hedged against interest rate risks,

  •
  a person that owns Notes as part of a straddle or conversion transaction for tax purposes, or

  •
  a person whose functional currency for tax purposes is not the U.S. dollar.

        If you purchase Notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

        This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

        Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

        You are a United States holder if you are a beneficial owner of a Note and you are:

  •
  a citizen or resident of the United States,

  •
  a domestic corporation,

  •
  an estate whose income is subject to United States federal income tax regardless of its source, or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        Payments of Interest.    You will be taxed on interest on your Note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

        Interest paid by Financement-Québec on the Notes is income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

        Purchase, Sale and Retirement of the Notes.    Your tax basis in your Note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your Note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your Note. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years.

Backup Withholding and Information Reporting

        If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

  •
  payments of principal and interest on a Note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

  •
  the payment of the proceeds from the sale of a Note effected at a United States office of a broker.

        Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

  •
  fails to provide an accurate taxpayer identification number,

  •
  is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        In addition, a sale of a Note effected at a foreign office of a broker will be subject to information reporting and backup withholding if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business.

European Union Proposed Directive

        The European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments. Consequently, individuals in the European Union who receive their interest from a paying agent in a country choosing to apply withholding tax may receive less than the full amount of interest, and Financement-Québec will not be obligated to pay Additional Amounts in respect of the amounts so withheld.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement dated October 21, 2002, Financement-Québec has agreed to sell to the underwriters named below, the respective principal amounts of Notes set forth below.

Underwriters	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	125,000,000
Credit Suisse First Boston Corporation		125,000,000
Salomon Smith Barney Inc.		125,000,000
CIBC World Markets Corp.		35,000,000
J.P. Morgan Securities Inc.		35,000,000
NBC International (USA) Inc		25,000,000
RBC Dominion Securities Corporation		15,000,000
Casgrain & Company (USA) Limited		10,000,000
HSBC Securities (USA) Inc.		5,000,000

Total	U.S.$	500,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Notes may be terminated.

        The underwriters propose to offer the Notes initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of ..2% of the principal amount per Note. After the initial public offering, the public offering price and concession may be changed by the representatives.

        We estimate that our out-of-pocket expenses for this offering will be approximately U.S.$195,000, excluding a partial reimbursement of the underwriters' expenses of up to U.S.$90,000.

        The Notes are a new issue of securities with no established trading market. Financement-Québec has been advised by the representatives that one or more of the underwriters intend to make a market in the Notes, but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, the Notes.

        Financement-Québec has agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in respect thereof.

        In connection with the sale of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes, and in connection therewith may impose a penalty bid on certain underwriters. This means that if the underwriters purchase Notes in the open market to reduce any short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the underwriter or underwriters who sold those Notes as part of the offering. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at anytime. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

DEBT RECORD

        Financement-Québec has paid the full face amount of the principal and interest and additional amounts, if any, on every debt security issued or assumed by it, and Québec has paid the full face amount of the principal and interest and additional amounts, if any, on (a) every debt security issued or assumed by it, and (b) every indirect debt security on which it has been required to implement its guarantees, all promptly when due in the currency and in the country where payable, subject to any applicable laws and regulations forbidding trading with the enemy during wartime.

AUTHORIZED AGENT

        The authorized agent of Financement-Québec and of Québec in the United States is Michel Robitaille at the Délégation générale du Québec à New York, One Rockefeller Plaza, 26th Floor, New York, New York 10020-2102.

VALIDITY OF THE NOTES

        The validity of the Notes and the Guarantee will be passed upon for Financement-Québec and Québec by Desjardins Ducharme Stein Monast and for the underwriters by Ogilvy Renault. Certain matters of United States law are being passed upon by Sullivan & Cromwell. Sullivan & Cromwell will rely as to all matters of Canadian and Québec law on the opinions of Ogilvy Renault and Desjardins Ducharme Stein Monast. Ogilvy Renault and Desjardins Ducharme Stein Monast will rely as to all matters of New York law on the opinion of Sullivan & Cromwell. Desjardins Ducharme Stein Monast, Ogilvy Renault and Sullivan & Cromwell have, from time to time, rendered legal services to Financement-Québec and Québec not connected with the offering of the Notes.

U.S.$500,000,000

Financement-Québec

5% Notes due 2012

Guaranteed Unconditionally as to Principal and Interest by

Québec
(Canada)

P R O S P E C T U S

Merrill Lynch & Co.

Credit Suisse First Boston

Salomon Smith Barney

October 21, 2002

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
FINANCEMENT-QUÉBEC
THE OFFERING
QUÉBEC
USE OF PROCEEDS
FINANCEMENT-QUÉBEC
QUÉBEC
GUARANTEE BY QUÉBEC
DESCRIPTION OF NOTES
TAX MATTERS
UNDERWRITING
DEBT RECORD
AUTHORIZED AGENT
VALIDITY OF THE NOTES